UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________________________________
FORM 6-K
___________________________________________________________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2018
Commission File Number 1-10928
___________________________________________________________________________________
INTERTAPE POLYMER GROUP INC.
___________________________________________________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
___________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 7, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.
TO:    Autorité des marchés financiers
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Department of Government Services, Newfoundland and Labrador

RE:    Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 -
Continuous Disclosure Obligations ("NI 51-102")
Following the annual and special meeting of shareholders of Intertape Polymer Group Inc. (the "Corporation") held on June 7, 2018, and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the meeting:
1.Election of Directors
A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual meeting of shareholders, with the following results:

Name of Nominee	Votes for	%	Votes Withheld	%
Robert M. Beil	40,884,850	92.87	3,140,045	7.13
Frank Di Tomasso	41,024,548	93.18	3,000,347	6.82
Robert J. Foster	42,664,510	96.91	1,360,385	3.09
James Pantelidis	43,889,006	99.69	135,889	0.31
Jorge N. Quintas	42,666,148	96.91	1,358,747	3.09
Mary Pat Salomone	42,615,777	96.80	1,409,118	3.20
Gregory A. C. Yull	43,888,084	99.69	136,811	0.31
Melbourne F. Yull	42,321,256	96.13	1,703,639	3.87

2.Appointment of Auditor

Raymond Chabot Grant Thornton LLP, Chartered Accountants, were appointed as auditor of the Corporation on a vote by show of hands.
3."Say on Pay" Vote

A resolution in the form annexed as Schedule A to the Management Information Circular of the Corporation dated April 25, 2018 (the "Circular") accepting, in an advisory, non-binding capacity, the Corporation's approach to executive compensation disclosed under "Compensation Discussion and Analysis" in the Circular on a vote by show of hands.

Proxies received by the Corporation prior to the meeting were voted as follows:

Votes for 36,551,064 shares (87.27%)         Votes against 5,329,461 shares (12.73%)

INTERTAPE POLYMER GROUP INC.

Signed the 7th day of June, 2018.	By:	/s/ Randi Booth
Randi Booth, Senior Vice President, General Counsel & Corporate Secretary